Borland Software Corporation 512-340-2200 8310 N. Capital of Texas Hwy, Bldg 2, Suite 100 Austin, TX 78731 www.borland.com
February 11, 2009
Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borland Software Corporation Form 10-Q for the Quarter Ended June 30, 2008 Filed August 14, 2008 File No. 001-10824
Dear Mr. Kronforst:
On behalf of Borland Software Corporation (“Borland” or the “Company”), we are electronically transmitting to you this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 10, 2009 with respect to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 14, 2008 (the “Form 10-Q”).
For your convenience, the Staff’s comment has been incorporated into this response letter.
Form 10-Q for the Quarter Ended June 30, 2008
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 7. Goodwill and Intangible Assets, page 18
1.	We have read your response to our comment and the referenced disclosures including your assertion that management did not view the stock price decline as a known trend or uncertainty that was reasonably expected to have a material impact on continuing operations. While we recognize that this is a judgment made by management in consideration of multiple factors both positive and negative, it is not fully clear that additional disclosure was not required under Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350. Further, the risk factor disclosures addressing Nasdaq listing requirements, investor policies regarding low-priced stocks, and using your stock as acquisition currency do not appear to be relevant. Please confirm to us, in writing, that you will provide robust disclosures within your annual report that explain the facts and judgments made by management throughout the year regarding these matters. Consider including some of the information provided to us during this comment process.

Securities and Exchange Commission
February 11, 2009

We respectfully acknowledge the Staff’s comment and we hereby confirm that we will provide robust disclosures within our annual report that explain the facts and judgments made by management throughout the year regarding the matters addressed during this comment process. We will include some of the information provided to the Staff during this comment process.
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Finally, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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As with our public filings, our intent in this response was to be both forthright and clear; however, please do not hesitate to call me at (512) 340-2200 if you have any questions or would like any additional information regarding these matters.
Sincerely,
Borland Software Corporation
/s/ Erik E. Prusch
Erik E. Prusch
Chief Financial Officer

cc:	Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission David Edgar, Staff Accountant, Securities and Exchange Commission

Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731 www.borland.com